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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Big 5 Sporting Goods Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

08915P 10 1
(CUSIP Number)

Jennifer Bellah Maguire
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7986
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2002
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), checking the following box. [   ]

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 08915P101	13D	Page 2 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,659,322 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 39.9%

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 08915P101	13D	Page 3 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Associates, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,659,322 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 39.9%

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 08915P101	13D	Page 4 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Verdi Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,659,322 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 39.9%

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 08915P101	13D	Page 5 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard I. Green

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,659,322 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 39.9%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 08915P101	13D	Page 6 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,659,322 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 39.9%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 08915P101	13D	Page 7 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John G. Danhakl

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): WC, PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 12,344 shares of Common Stock

	(8)	Shared Voting Power 8,659,322 shares of Common Stock

	(9)	Sole Dispositive Power 12,344 shares of Common Stock

	(10)	Shared Dispositive Power 6,210,973 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,671,666 shares of Common Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11): 40.0%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 08915P101	13D	Page 8 of 13 Pages

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Big 5 Sporting Goods Corporation, a Delaware corporation (the “Issuer”).

     The address of the Issuer’s principal executive offices is 2525 East El Segundo Boulevard, El Segundo, California 90245.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by Green Equity Investors, L.P., a Delaware limited partnership (“GEI”), Leonard Green & Associates, L.P., a Delaware limited partnership (“LGA”), Verdi Group, Inc., a Delaware corporation (“Verdi Group”), Leonard I. Green, Jonathan D. Sokoloff, and John G. Danhakl (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Statement (the “Joint Filing Agreement,” which is attached hereto as Exhibit 7.5).

GEI is the record owner of 6,171,073 shares of Common Stock of the Issuer reported herein. LGA is the general partner of GEI. Verdi Group and Jonathan D. Sokoloff are each general partners of LGA. Messrs. Green and Sokoloff may be deemed to control LGA. As a result of their relationship with GEI, each of LGA, Verdi Group, Leonard I. Green and Jonathan D. Sokoloff may be deemed to have indirect beneficial ownership of the Common Stock of which GEI has beneficial ownership. However, each of LGA, Verdi Group, Leonard I. Green and Jonathan D. Sokoloff disclaim beneficial ownership of such shares of Common Stock.

Grand Avenue Associates, L.P. (“Grand Avenue”), a Delaware limited partnership is the record owner of 39,900 shares of Common Stock of the Issuer reported herein. Grand Avenue is an affiliate of Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”). LGP is the management company of GEI. Leonard I. Green, Jonathan D. Sokoloff, John G. Danhakl, Peter J. Nolan, Jonathan A. Seiffer and John M. Baumer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and/or Grand Avenue. As such, Messrs. Green, Sokoloff, Danhakl, Nolan, Seiffer and Baumer may be deemed to have shared voting and investment power with respect to all shares held by GEI and Grand Avenue. However, each of Messrs. Green, Sokoloff, Danhakl, Nolan, Seiffer and Baumer disclaim beneficial ownership of the Common Stock of which GEI and Grand Avenue have beneficial ownership.

Under the terms of the Stockholders Agreement, described more fully in Item 6 below, the Reporting Persons may be deemed to share the voting power over the 1,119,949 shares owned by Mr. Robert W. Miller and the 1,328,400 shares owned

CUSIP No. 08915P101	13D	Page 9 of 13 Pages

by Mr. Steven G. Miller. However, each of the Reporting Persons disclaims beneficial ownership of such shares of Common Stock.

(b)	The address of the principal business of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Leonard I. Green is a limited partner of LGP and the sole owner of Verdi Group, a general partner of LGA.

Jonathan D. Sokoloff is a limited partner of LGP and a general partner of LGA.

John G. Danhakl is a limited partner of LGP and a member of the board of directors of the Issuer.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Messrs. Green, Sokoloff and Danhakl are each citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     GEI acquired the shares of Common Stock reported herein, including the shares acquired in connection with the Issuer’s initial public offering, with working capital.

     John G. Danhakl acquired 12,344 shares of Common Stock with personal funds. 11,097 of those shares of Common Stock are owned by John G. Danhakl and his wife, Kathy Danhakl, as joint tenants.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Common Stock for investment purposes. GEI and certain of the Reporting Persons, including John G. Danhakl, intend to participate directly or indirectly in the management of the Issuer through representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

     Except as disclosed in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, the Reporting Persons will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in

CUSIP No. 08915P101	13D	Page 10 of 13 Pages

light of existing circumstances from time to time and reserves the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  and (b)

	Number of	Number of	Number of	Aggregate
	Shares With	Shares With	Shares With	Number of	Percentage of
	Sole Voting and	Shared	Shared	Shares	Class
	Dispositive	Voting	Dispositive	Beneficially	Beneficially
	Power	Power	Power	Owned	Owned

Reporting Persons(1)	0	8,659,322 (2)	6,210,973	8,659,322	39.9	%(3)
John G. Danhakl	12,344	8,659,322 (2)	6,210,973	8,671,666	40.0	%(3)

(1)	For purposes of this chart, the number of shares beneficially owned by John G. Danhakl are shown separately.

(2)	Under the terms of the Stockholders Agreement, described in Item 6 below, the Reporting Persons may be deemed to share the voting power over the 1,119,949 shares owned by Mr. Robert W. Miller and the 1,328,400 shares owned by Mr. Steven G. Miller.

(3)	For purposes of calculating this percentage, the number of shares of Common Stock outstanding was taken from the Issuer’s Amendment No. 5 to Form S-1 Registration Statement dated June 25, 2002.

(c)	Other than the shares reported herein, none of the Reporting Persons has acquired shares of Common Stock within the 60-day period prior to filing this Statement.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     GEI entered into a Stockholders Agreement, dated November 13, 1997, by and among Big 5 Holdings Corporation, Robert W. Miller and Steven G. Miller. The Stockholders Agreement was amended, effective upon the consummation of the Issuer’s initial public offering (as amended, the “Stockholders Agreement”). The Stockholders Agreement grants GEI the right to demand that the Issuer file a registration statement covering the shares of Common Stock owned by GEI.

     Pursuant to the Stockholders Agreement, GEI may designate one member for nomination to the Issuer’s board of directors so long as GEI beneficially owns at least 5% of the Issuer’s outstanding shares of Common Stock. Under the terms of the Stockholders Agreement, Robert

CUSIP No. 08915P101	13D	Page 11 of 13 Pages

W. Miller and Steven G. Miller have agreed to vote all of their shares of Common Stock in favor of electing GEI’s nominee. Furthermore, GEI has agreed to vote all of its shares of Common Stock in favor of electing both Robert W. Miller and Steven G. Miller to the Issuer’s board of directors. The Stockholders Agreement terminates when GEI beneficially owns less than 5% of the Issuer’s outstanding shares of Common Stock. Pursuant to the Stockholders Agreement, John G. Danhakl holds a seat on the Issuer’s board of directors.

     On June 26, 2002, GEI purchased 310,100 shares of Common Stock pursuant to a Subscription Agreement with the Issuer whereby GEI agreed to purchase the shares of Common Stock immediately following the Issuer’s initial public offering of Common Stock.

     GEI currently owns 309,071 shares of the Issuer’s Series A preferred stock pursuant to a Stock Subscription Agreement, dated September 25, 1992. The Issuer intends to redeem all of the outstanding shares of Series A preferred stock with the proceeds of the Issuer’s initial public offering. GEI has agreed to reduce the redemption price of the Series A preferred stock. The redemption of the Issuer’s Series A preferred stock is expected to occur on or about July 2, 2002.

     Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     7.1 Stock Subscription Agreement, dated as of September 25, 1992, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.20 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

     7.2 Stockholders Agreement, dated November 13, 1997, by and among Green Equity Investors, L.P., Robert W. Miller, Steven G. Miller and Big 5 Holdings Corp. (incorporated by reference to Exhibit 99.1 to Big 5 Corporation’s 8-K filed on November 26, 1997).

     7.3 Amended and Restated Stockholders Agreement, by and among Green Equity Investors, L.P., Steven G. Miller, Robert W. Miller and Big 5 Sporting Goods Corporation (formerly Big 5 Holdings Corp.) (incorporated by reference to Exhibit 10.1 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

     7.4 Subscription Agreement, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.25 to Big 5 Sporting Goods Corporation’s Amendment No. 5 to Form S-1, dated June 25, 2002).

     7.5 Joint Filing Agreement, executed July 2, 2002 (filed herewith).

     7.6 Power of Attorney, dated July 2, 2002 (filed herewith).

CUSIP No. 08915P101	13D	Page 12 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement to Schedule 13D is true, complete and correct.

Dated as of July 03, 2002

Green Equity Investors, L.P. By: Leonard Green & Associates, L.P., its general partner

By:	*

Jonathan D. Sokoloff General Partner

Leonard Green & Associates, L.P.

By:	*

Jonathan D. Sokoloff General Partner

Verdi Group, Inc.

By:	*

Leonard I. Green President

*

Leonard I. Green

*

Jonathan D. Sokoloff

*

John G. Danhakl

*	James R. Gillette, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By:	/s/ James R. Gillette

James R. Gillette Attorney-in-Fact

CUSIP No. 08915P101	13D	Page 13 of 13 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 7.1	Stock Subscription Agreement, dated as of September 25, 1992, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.20 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

Exhibit 7.2	Stockholders Agreement, dated November 13, 1997, by and among Green Equity Investors, L.P., Robert W. Miller, Steven G. Miller and Big 5 Holdings Corp. (incorporated by reference to Exhibit 99.1 to Big 5 Corporation’s 8-K filed on November 26, 1997).

Exhibit 7.3	Amended and Restated Stockholders Agreement, by and among Green Equity Investors, L.P., Steven G. Miller, Robert W. Miller and Big 5 Sporting Goods Corporation (formerly Big 5 Holdings Corp.) (incorporated by reference to Exhibit 10.1 to Big 5 Sporting Goods Corporation’s Amendment No. 2 to Form S-1, dated June 5, 2002).

Exhibit 7.4	Subscription Agreement, by and between Big 5 Sporting Goods Corporation and Green Equity Investors, L.P. (incorporated by reference to Exhibit 10.25 to Big 5 Sporting Goods Corporation’s Amendment No. 5 to Form S-1, dated June 25, 2002).

Exhibit 7.5	Joint Filing Agreement, executed July 2, 2002 (filed herewith).

Exhibit 7.6	Power of Attorney, dated July 2, 2002 (filed herewith).